Exhibit 11

Computations of Earnings Per Common Share
	Three Months Ended			Three Months Ended
	March 31, 2003			March 31, 2004
	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount
(in thousands, except per share data)
Basic EPS
Net loss available to common shareholders	$(2,162)	20,958	$(0.10)	$(1,554)	24,275	$(0.06)

Effect of Dilutive Securities
Stock option plans		—			—

Dilutive EPS
Net loss available to common shareholders and assumed conversions	$(2,162)	20,958	$(0.10)	$(1,554)	24,275	$(0.06)

     NOTE: Options to purchase 4.3 million and 4.2 million shares of Class A Common Stock were outstanding during the three months ended March 31, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.